Mexico City – August 9, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announced that on August 6, 2013, the U.S. Bankruptcy Court for the District of Delaware (the “Court”) authorized the Company to perform all obligations under the recapitalization agreement, by and among the Company, private equity firm Ventura Capital Privado, S.A. de C.V., and certain related parties. This approval allows the Company to continue to implement its expedited restructuring strategy and seek Court approval of its prepackaged plan of reorganization at a confirmation hearing currently scheduled for September 10, 2013. The Company anticipates emerging from Chapter 11 by early Fall 2013.

In addition, on August 9, 2013, the Company filed its initial monthly operating report with the Court pursuant to the operating guidelines for Chapter 11 cases issued by the Office of the United States Trustee, attached hereto as Ex. 99.1 and incorporated herein by reference.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

Forward-Looking Statements

This document includes forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding Maxcom’s proposed recapitalization and debt restructuring, Maxcom’s ability to continue operations during the pendency of a Chapter 11 proceeding, the potential effects of a debt restructuring and such Chapter 11 proceeding on Maxcom’s outstanding debt and equity securities. Additionally, Maxcom can provide no assurance that it will be able to implement the terms of the recapitalization and debt restructuring that it has negotiated with the Ad Hoc Group and Ventura. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission (“SEC”) filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Maxcom has commenced at this time. In connection with the proposed recapitalization and debt restructuring, Ventura may file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to equity holders of Maxcom. INVESTORS AND SECURITY HOLDERS OF MAXCOM ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TENDER OFFER. Investors and security holders of Maxcom will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Ventura through the web site maintained by the SEC at http://www.sec.gov.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Maxcom Telecomunicaciones, S.A.B. de C.V. Case No. 13-11839
Debtor

INITIAL MONTHLY OPERATING REPORT

File report and attachments with Court and submit copy to United States Trustee within 15 days after order for relief.

Certificates of insurance must name United States Trustee as a party to be notified in the event of policy cancellation. Bank accounts and checks must bear the name of the debtor, the case number, and the designation "Debtor in Possession." Examples of acceptable evidence of Debtor in Possession Bank accounts include voided checks, copy of bank deposit agreement/certificate of authority, signature card, and/or corporate checking resolution.

REQUIRED DOCUMENTS	Document Attached	Explanation Attached
12-Month Cash Flow Projection (Form IR-1)	Ex. 1	N/A
Certificates of Insurance:		
Workers Compensation	N/A	N/A
Property	Ex. 2	N/A
General Liability	Ex. 2	N/A
Vehicle	Ex. 2	N/A
Other: Directors and Officers, Transportation	Ex. 2	N/A
Identify areas of self-insurance w/liability caps	N/A	N/A
Evidence of Debtor in Possession Bank Accounts		
Tax Escrow Account	N/A	N/A
General Operating Account - SEE CASH MGMT MOTION	Ex. 3	N/A
Money Market Account pursuant to Local Rule 4001-3. Refer to http://www.deb.uscourts.gov/	N/A	N/A
Other: UTILITY ESCROW ACCOUNT	Ex. 4	N/A
Retainers Paid (Form IR-2)	Ex. 5	N/A

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the documents attached are true and correct to the best of my knowledge and belief.

Signature of Debtor	Date
Signature of Joint Debtor	Date
Signature of Authorized Individual*	Date
Printed Name of Authorized Individual	Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

FORM IR
(4/07)

Maxcom Weekly Cash Flow (as of August 2, 2013 Week End)

(in '000 pesos)

Cash Flow End Week Update Reference:

	J	K	M	N	O	P	Q	E	T	U	V	W	Y	Z	AA	AB	AC	
13 Week Cash Flow Projections	Week 1	Week 2	Week 3	Week 4	Week 5	Week 6	Week 7	Week 8	Week 9	Week 10	Week 11	Week 12	Week 13	Week 14	Week 15	Week 16	Week 17	
	June - Week Ending		July - Week Ending						August - Week Ending				September - Week Ending					Total
	6/21	6/28	7/5	7/12	7/19	7/26	7/31	8/2	8/9	8/16	8/23	8/30	9/6	9/13	9/20	9/27	9/30	
									Forecast	Forecast	Forecast	Forecast	Forecast	Forecast	Forecast	Forecast	Forecast	Forecast
BEGINNING CASH BALANCE	136,944	126,837	116,220	115,401	104,822	46,625	88,397	76,988	106,058	97,487	81,667	90,111	75,968	82,004	109,234	86,158	65,641	114,252
Operating Receipts:																		
Collection	38,784	53,704	51,157	61,359	37,069	62,897	35,571	32,475	49,768	51,563	43,768	48,973	70,328	70,328	60,281	37,675	12,558	818,259
Accrued interest	32	23	20	25	19	0	6	4	37	35	34	32	40	37	34	32	7	404
Other income	350	76	218	342	95	125	208	53	200	200	200	200	250	250	225	225	50	3,244
Total Operating Receipts	39,166	53,803	51,395	61,726	37,183	63,022	35,785	32,532	50,005	51,798	44,002	49,205	70,618	70,615	60,540	37,932	12,615	821,942
Operating Expenses/Disbursements:																		
Supplies (op ex, & cap ex)	(21,980)	(15,921)	(20,456)	(28,506)	(12,513)	(4,832)	(3,340)	(956)	(14,910)	(11,500)	(8,490)	(19,775)	(20,433)	(17,836)	(9,730)	(21,279)	(1,613)	(230,117)
Carriers (3rd party leases, interconnection costs)	(7,463)	(40,158)	(20,659)	(16,325)	(15,801)	(14,470)	(40,300)	-	(37,077)	(23,514)	(12,875)	(39,999)	(27,172)	(23,708)	(22,351)	(28,297)	(2,145)	(374,565)
Tax (payroll, withholding)	(6,911)	-	(2,846)	-	(5,180)	-	-	(2,817)	-	(500)	(5,300)	-	(2,500)	-	(5,500)	-	-	(30,738)
Payroll (wages, benefits)	(8,772)	(2,789)	(321)	(2,298)	(40,560)	(52)	(3,580)	(1)	(881)	(29,955)	(881)	(3,524)	(1,130)	(1,130)	(38,431)	(4,521)	-	(138,826)
Bank commissions (banking operations/collections fee)	(100)	(303)	(225)	(180)	(100)	(65)	(325)	(51)	(700)	(150)	(200)	(50)	(400)	(700)	(150)	(200)	(50)	(3,565)
Operation derivates (canceled swaps going forward)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Disbursements	(45,235)	(59,171)	(44,505)	(47,316)	(74,161)	(21,418)	(47,548)	(3,824)	(53,569)	(67,618)	(27,950)	(63,348)	(51,636)	(43,385)	(76,842)	(54,297)	(3,808)	(787,628.7)
Other Expenses:																		
Exchange Gain (dollar accounts in US)	127	941	60	(311)	(1,325)	2,156	355	362	-	-	-	-	-	-	-	-	-	2,364
Other Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Net Operating Cash Flow	(5,941)	(4,427)	6,951	14,099	(38,304)	43,760	(11,409)	29,070	(3,564)	(15,820)	16,052	(14,143)	18,982	27,230	(16,302)	(16,365)	8,808	36,677
Non-Operating Cash Flow and Restructuring																		
Restructuring Professional Fees	(4,166)	(6,190)	(7,770)	(24,677)	(19,893)	(1,989)	-	-	(5,007)	-	(7,608)	-	(12,946)	-	(6,774)	(4,152)	-	(99,172)
Total Non-Operating Cash Flow and Restructuring	(4,166)	(6,190)	(7,770)	(24,677)	(19,893)	(1,989)	-	-	(5,007)	-	(7,608)	-	(12,946)	-	(6,774)	(4,152)	-	(99,172)
Net Receipts (Disbursements)	(10,107)	(10,617)	(819)	(10,578)	(58,197)	41,772	(11,409)	29,070	(8,571)	(15,820)	8,443	(14,143)	6,036	27,230	(23,076)	(20,517)	8,808	(62,495)
BEGINNING CASH BALANCE	136,944	126,837	116,220	115,401	104,822	46,625	88,397	76,988	106,058	97,487	81,667	90,111	75,968	82,004	109,234	86,158	65,641	
Net Receipts (Disbursements)	(10,107)	(10,617)	(819)	(10,578)	(58,197)	41,772	(11,409)	29,070	(8,571)	(15,820)	8,443	(14,143)	6,036	27,230	(23,076)	(20,517)	8,808	
ENDING CASH BALANCE	126,837	116,220	115,401	104,822	46,625	88,397	76,988	106,058	97,487	81,667	90,111	75,968	82,004	109,234	86,158	65,641	74,449	
LIQUIDITY	126,837	116,220	115,401	104,822	46,625	88,397	76,988	106,058	97,487	81,667	90,111	75,968	82,004	109,234	86,158	65,641	74,449	
LIQUIDITY in USD	9,840	9,016	8,952	8,132	3,617	6,858	5,972	8,228	7,563	6,335	6,990	5,893	6,362	8,474	6,684	5,092	5,775

Póliza

ZURICH

Producto	: Lineas Financieras
Unidad	: Z.C.S.C.
Sucursal	: México D.F.
Moneda	: Dólar Americano
Agente	: Lockton México Agente de Se

Identificación

Póliza : 679550

Vigencia : Desde : el 1 de Octubre de 2012
Hasta : el 1 de Octubre de 2013
a las 12 Hrs(medio dia) del lugar de su expedición

Documento : Póliza
Solicitud : 13263679
Fecha Emisión : 1 de Octubre de 2012

Contratante

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
R.F.C. MTE -960228-KT0

Guillermo Gonzalez Camarena Nro. 2000 , P.h.
Col: Santa Fe, Alvaro Obregon
Distrito Federal

Zurich Compañía de Seguros, S. A. (que en lo sucesivo se denominará "LA ASEGURADORA"), de acuerdo con las condiciones generales y particulares de cada una de las secciones contratadas, expide este documento a favor de la persona arriba citada (quién en lo sucesivo se denomina "CONTRATANTE"). Las secciones y coberturas contratadas son las que aparecen a continuación.

FZ-313518-BGR.

Materia Asegurada

Item número 1

Objeto del Seguro
Esta póliza cubre la responsabilidad civil de Consejeros y Funcionarios, según texto anexo.
Giro : Servicios de comunicaciones. No Clasific

Coberturas

Coberturas Amparadas	Suma Asegurada	Prima Neta
Directores y Funcionarios (D&O)	25,000,000	145,000.00
	Prima neta	145,000.00
	Gastos de expedición	200.00
	I. V. A.	23,232.00
C. I. : 26,100.00	Prima total	168,432.00

Zurich Compañía de Seguros, S.A. Blvd. M. Avila Camacho # 126 Col. Lomas de Chapultepec, 11000 MEXICO, D.F. Tel. 5284-1000

1

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **104901426**

Versión 4

No. Contrato: 39078

Nombre o Razón Social

SERVICIOS MSF, S.A. DE C.V.
CALLE VIA JOSE MORELOS 172 SUB ANCLA 1 LOS LAURELES C.P. 55090
ECATEPEC MEXICO
R.F.C. : SMS111012H2A
TELÉFONO: 52799800

Código Cliente: 13259089

Vigencia Versión 4	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

Cobertura		**Tipo**	**Reglas para determinar la Suma Asegurada**
CATEGORIA: 00			
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago pma por Invalidez total y permanente	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por Invalidez total y permanente	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES **Clave** 0065524001

BP 017A 100 0719V376EN 00000104901426 gnp.com.mx 39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS
Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **104902705**

Versión 2

No. Contrato: 39078

Nombre o Razón Social

MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.
CALLE GUILLERMO GONZALEZ CAMARENA 2000 SANTA FE C.P. 01210
ALVARO OBREGON DISTRITO FEDERAL
R.F.C. : MSA010510UN7
TELÉFONO: 51471494
PA104902267
Código Cliente: 425291

Vigencia Versión 2	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

CATEGORIA: 00

Cobertura		Tipo	Reglas para determinar la Suma Asegurada
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago pma por invalidez total y permanente	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por Invalidez total y permanente	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES **Clave** 0065524001

BP 017A 100 0719V376EN 00000104902705 gnp.com.mx 39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS
Av. Cerro de las Torres 395, Col. Campestre Churubusco C.P. 04200, México D.F.
Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **104902986**

Versión 5

No. Contrato: 39078

Nombre o Razón Social

CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.
CALLE GUILLERMO GONZALEZ CAMARENA 2000 SANTA FE C.P. 01210
ALVARO OBREGON DISTRITO FEDERAL
R.F.C. : CTE980119QM7
TELÉFONO: 52925475

Código Cliente: 419267

Vigencia Versión 5	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

CATEGORIA: 00

Cobertura		Tipo	Reglas para determinar la Suma Asegurada
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago pma por Invalidez total y permanente	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por Invalidez total y permanente	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES **Clave** 0065524001

BP 017A 100 0719V376EN 00000104902986 gnp.com.mx 39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **104903299**

Versión 2

No. Contrato: 39078

Nombre o Razón Social

TECBTC ESTRATEGIAS DE PROMOCION, S.A. DE C.V.
CALLE FELIX PARRA 60 PISO 1 SAN JOSE INSURGENTES C.P. 03920
BENITO JUAREZ DISTRITO FEDERAL
R.F.C. : TEP060417QBA
TELÉFONO:

Código Cliente: 6558177

Vigencia Versión 2	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

CATEGORIA: 00

Cobertura		**Tipo**	**Reglas para determinar la Suma Asegurada**
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago pma por Invalidez total y permanente	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por Invalidez total y permanente	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES   **Clave** 0065524001

BP 017A 100 0719V376EN 00000104903299   gnp.com.mx   39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **104903471**

Versión 2

No. Contrato: 39078

Nombre o Razón Social

OUTSOURCING OPERADORA DE PERSONAL, S.A. DE C.V.
CALLE GUILLERMO GONZALEZ CAMARENA 2000 PISO 2 SANTA FE C.P. 01210
ALVARO OBREGON DISTRITO FEDERAL
R.F.C. : OOP050624R48
TELÉFONO: 55148146

Código Cliente: 2348791

Vigencia Versión 2	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

CATEGORIA: 00

Cobertura		Tipo	Reglas para determinar la Suma Asegurada
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago pma por invalidez total y permanente	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por invalidez total y permanente	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	$ 110,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES

Clave 0065524001

BP 017A 100 0719V376EN 00000104903471 gnp.com.mx 39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS
Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.
Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **105089619**

Versión 2

No. Contrato: 39078

Nombre o Razón Social
SERVICIOS MSF, S.A. DE C.V.
CALLE VIA JOSE MORELOS 172 SUB ANCLA 1 LOS LAURELES C.P. 55090
ECATEPEC MEXICO
R.F.C. : SMS111012H2A
TELÉFONO: 52799800
PA104902473
Código Cliente: 13259089

Vigencia Versión 2	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

CATEGORIA: 00

Cobertura		Tipo	Reglas para determinar la Suma Asegurada
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago pma por Invalidez total y permanente	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por Invalidez total y permanente	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	24 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES **Clave** 0065524001

BP 017A 100 0719V376EN 00000105089619
gnp.com.mx
39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Página 1 / 1

Detalle de Coberturas Seguro de Vida **Grupo**

Póliza No. **105090112**

Versión 3

No. Contrato: 39078

Nombre o Razón Social

MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.
CALLE GUILLERMO GONZALEZ CAMARENA 2000 SANTA FE C.P. 01210
ALVARO OBREGON DISTRITO FEDERAL
R.F.C. : MSA010510UN7
TELÉFONO: 51471494

Código Cliente: 425291

Vigencia Versión 3	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

	Día	Mes	Año
Fecha de expedición	24	07	2013

Vigencia de la póliza

	Día	Mes	Año
Desde las 12 hrs. del	01	08	2013
Hasta las 12 hrs. del	01	08	2014
Duración	365 días		

Coberturas contratadas

CATEGORIA: 00

Cobertura		Tipo	Reglas para determinar la Suma Asegurada
FALL	Cobertura Básica de fallecimiento	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
BIT	Exención pago prna por invalidez total y permanente	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
CAI	Pago anticipado por invalidez total y permanente	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
IMADP	Doble pago Muerte Accidental o Pérdida Miembros	PRINCIPAL	36 MESES DE SUELDO PARA CADA MIEMBRO DEL GRUPO
ISEF	Indemnización por Servicios Funerarios	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO
CFAM	Adicional fallecimiento Familiar	PRINCIPAL	$ 20,000.00 DE SUMA ASEGURADA PARA CADA MIEMBRO DEL GRUPO

FIN DE DETALLE DE COBERTURAS

"La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número CNSF-S0043-0997-2010 de fecha 05 de Noviembre de 2010 ".

Nombre del Agente NURIA TOURNE ESPUNES **Clave** 0065524001

BP 017A 100 0719V376EN 00000105090112 gnp.com.mx 39078 AW22 NURIA TOURNE ESPUNES

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 60-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461281

Contratante	MAXCOM SERVICIOS ADMINISTRATIVOS,SA DE CV.	R.F.C.	MSA 010510 UN7
Domicilio	GUILLERMO GONZALEZ C. NO. 2000 CTRO. CD. SANTA FE MEXICO	C.P. Teléfono	01210

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461496	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
PREMIER 100 (GMM1)	600.00 S.M.G.M.	2.50 S.M.G.M.	10 %
EGN	500,000.00 M.N.	2.50 S.M.G.M.	10 %
CONVERSION A INDIVID			
MEDICA MOVIL (MMG)			

Coberturas adicionales

CLAUSULA EMERGENCIA EN EXTRANJERO (CEE) TABULADOR 4.OMNIA

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 11 10 9 8 7 6 5 4 3 2 1

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 44,428.41	$ 778.95	$ 2,260.00	$ 47,467.72	$ 7,594.83	$ 55,062.55	$ 4,588.54

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 4,588.54	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0235-2010 DE FECHA 23-FEB-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.= Dólares Norteamericanos SMGM= Salario Mínimo General Mensual

AZ45.elx

ASEGURADO

2000

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el Interior de la República o visite gnp.com.mx

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 60-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461279

Contratante SERVICIOS MSF, S.A. DE C.V.
R.F.C. SMS 111012 H2A

Domicilio VIA JOSE MORELOS 172 SUB A 1
LOS LAURELES
ECATEPEC
C.P. 55090
Teléfono

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461494	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
LINEA AZUL VIP(LAVN)	SIN LIMITE	500.00 DLLS.	10 %
LINEA AZUL VIP(LAVE)		500.00 DLLS.	10 %
EGN	500,000.00 M.N.	500.00 DLLS.	10 %
CONVERSION A INDIVID			
MEDICA MOVIL (MMG)			

Coberturas adicionales

CLAUSULA EMERGENCIA EN EXTRANJERO (CEE) TABULADOR 1.NOVUS

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 47 46 45 44 43 42 41 40 39 38 37 36 35

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc.	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 980,343.70	$ 4,310.19	$ 49,232.00	$ 1,033,886.58	$ 165,421.85	$ 1,199,308.43	$ 99,942.37

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 99,942.37	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0124-2010 DE FECHA 20-ENE-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.- Dólares Norteamericanos SMGM- Salario Minimo General Mensual

AZ45.elx

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el Interior de la República o visite gnp.com.mx

ASEGURADO

2000

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 60-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461280

Contratante SERVICIOS MSF, S.A. DE C.V. R.F.C. SMS 111012 H2A

Domicilio VIA JOSE MORELOS 172 SUB A 1
LOS LAURELES MEXICO
ECATEPEC C.P. 55090

Teléfono

Vigencia Desde día	mes	año	Vigencia Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461495	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
PREMIER 100 (GMM1)	600.00 S.M.G.M.	2.50 S.M.G.M.	10 %
EGN	500,000.00 M.N.	2.50 S.M.G.M.	10 %
CONVERSION A INDIVID			
MEDICA MOVIL (MMG)			

Coberturas adicionales

CLAUSULA EMERGENCIA EN EXTRANJERO (CEE) TABULADOR 4.OMNIA

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 47 46 45 44 43 42 41 40 39 38 37

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc.	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 519,317.83	$ 7,529.85	$ 26,342.00	$ 553,190.06	$ 88,510.40	$ 641,700.46	$ 53,475.03

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 53,475.03	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0235-2010 DE FECHA 23-FEB-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.- Dólares Norteamericanos SMGM- Salario Mínimo General Mensual

AZ45.elx

ASEGURADO 2000

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el Interior de la República o visite gnp.com.mx

22 03 05

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 60-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461282

Contratante CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V. R.F.C. CTE 980119 QM7

Domicilio GUILLERMO GONZALEZ C. NO. 2000 C.P. 01210
CTRO. CD. SANTA FE
MEXICO
Teléfono

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461497	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
PREMIER 100 (GMM1)	600.00 S.M.G.M.	2.50 S.M.G.M.	10 %
EGN	500,000.00 M.N.	2.50 S.M.G.M.	10 %
CONVERSION A INDIVID			
MEDICA MOVIL (MMG)			

Coberturas adicionales

CLAUSULA EMERGENCIA EN EXTRANJERO (CEE) TABULADOR 4.OMNIA

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 11 10 9 8 7 6 5 4 3 2 1

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc.	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 45,003.43	$ 571.23	$ 2,278.00	$ 47,853.39	$ 7,656.54	$ 55,509.93	$ 4,625.82

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 4,625.82	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0235-2010 DE FECHA 23-FEB-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.= Dólares Norteamericanos SMGM= Salario Mínimo General Mensual

AZ45.elx

ASEGURADO

2000

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el interior de la República o visite gnp.com.mx

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 61-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461283

Contratante	SERVICIOS MSF, S.A. DE C.V.	R.F.C.	SMS 111012 H2A
Domicilio	VIA JOSE MORELOS 172 SUB A 1 LOS LAURELES ECATEPEC	C.P.	55090
		Teléfono	

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461498	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
PREMIER 200 (GMM2)	600.00 S.M.G.M.	2.50 S.M.G.M.	10 %
EGN	500,000.00 M.N.	2.50 S.M.G.M.	10 %

Coberturas adicionales

TABULADOR 4.OMNIA

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 94 93 92 91 90 89 88 87 86

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc.	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 2,522,782.20	$ 49,956.66	$ 128,636.00	$ 2,701,375.80	$ 432,220.12	$ 3,133,595.92	$ 261,132.99

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 261,132.99	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0235-2010 DE FECHA 23-FEB-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.= Dólares Norteamericanos SMGM= Salario Mínimo General Mensual

AZ45.elx

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el Interior de la República o visite gnp.com.mx

ASEGURADO

2000

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 61-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461284

Contratante MAXCOM SERVICIOS ADMINISTRATIVOS,SA DE CV. R.F.C. MSA 010510 UN7

Domicilio GUILLERMO GONZALEZ C. NO. 2000
CTRO. CD. SANTA FE
MEXICO

C.P. 01210

Teléfono

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461499	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
PREMIER 200 (GMM2)	600.00 S.M.G.M.	2.50 S.M.G.M.	10 %
EGN	500,000.00 M.N.	2.50 S.M.G.M.	10 %

Coberturas adicionales

TABULADOR 4.OMNIA

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 46 45 44 43 42 41 40 39 38

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc.	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 1,326,797.90	$ 26,328.51	$ 67,656.00	$ 1,420,782.73	$ 227,325.23	$ 1,648,107.96	$ 137,342.33

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 137,342.33	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0235-2010 DE FECHA 23-FEB-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.= Dólares Norteamericanos SMGM= Salario Mínimo General Mensual

AZ45.elx

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el Interior de la República o visite gnp.com.mx

ASEGURADO

2000

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 61-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461285

Contratante	CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.	R.F.C.	CTE 980119 QM7
Domicilio	GUILLERMO GONZALEZ C. NO. 2000 CTRO. CD. SANTA FE MEXICO	C.P.	01210
		Teléfono	

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461500	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
PREMIER 200 (GMM2)	600.00 S.M.G.M.	2.50 S.M.G.M.	10 %
EGN	500,000.00 M.N.	2.50 S.M.G.M.	10 %

Coberturas adicionales

TABULADOR 4.OMNIA

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 58 57 56 55 54 53 52 51 50

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc.	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 2,052,282.80	$ 44,815.59	$ 104,854.00	$ 2,201,953.30	$ 352,312.52	$ 2,554,265.82	$ 212,855.48

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 212,855.48	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0235-2010 DE FECHA 23-FEB-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a   U.S. DLLS.= Dólares Norteamericanos   SMGM= Salario Mínimo General Mensual

AZ45.elx

ASEGURADO

2000

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el interior de la República o visite gnp.com.mx

GNP SEGUROS

Av. Cerro de las Torres 395, Col. Campestre Churubusco
C.P. 04200, México D.F.

Línea Azul®

*17 60-COLECTIVO
RN

LINEA AZUL
Protección Integral

No. de Póliza 51 461286

Contratante MAXCOM SERVICIOS ADMINISTRATIVOS,SA DE CV. R.F.C. MSA 010510 UN7

Domicilio GUILLERMO GONZALEZ C. NO. 2000 C.P. 01210
CTRO. CD. SANTA FE
MEXICO Teléfono

Vigencia Desde día	mes	año	Hasta día	mes	año	No. de cobranza	Forma de pago	Fecha de expedición
01	08	2013	01	08	2014	51461501	MENSUAL	20/07/2013

Planes	Suma Asegurada	Deducible	Coaseguro
LINEA AZUL VIP(LAVN)	SIN LIMITE	500.00 DLLS.	10 %
LINEA AZUL VIP(LAVE)		500.00 DLLS.	10 %
EGN	500,000.00 M.N.	500.00 DLLS.	10 %
CONVERSION A INDIVID			
MEDICA MOVIL (MMG)			

Coberturas adicionales

CLAUSULA EMERGENCIA EN EXTRANJERO (CEE) TABULADOR 1.NOVUS

Endosos que se anexan a esta póliza

LE RECOMENDAMOS LEER LOS ENDOSOS QUE SE MENCIONAN A CONTINUACION, YA QUE ESTOS MODIFICAN Y/O ADICIONAN LAS CONDICIONES DE SU POLIZA: 27 26 25 24 23 22 21 20 19 18 17 16 15

EL PLAZO PARA PAGAR LA 1A FRACCION DE LA PRIMA ES DE 30 DIAS A PARTIR DEL INICIO DE VIGENCIA DEL RECIBO

Grupo Nacional Provincial, S.A.B. (denominado en adelante la Compañía) cubre al Asegurado arriba citado y lo protege de acuerdo con las condiciones y endosos de este contrato en caso de accidente o enfermedad, conforme a las coberturas enumeradas y por las sumas aseguradas respectivas, siempre que el accidente o enfermedad se manifieste durante la vigencia de la póliza y no esté excluida conforme a las estipulaciones del contrato.

Prima neta	Derecho de póliza	Rec. por pago fracc	Prima total	I.V.A.	Total a pagar	Importe 1er. recibo
$ 93,069.44	$ 467.37	$ 4,676.00	$ 98,213.65	$ 15,714.18	$ 113,927.84	$ 9,493.98

Importe recib. subs.	Moneda	Nombre del agente	Clave	Zona
$ 9,493.98	M.N.	TOURNE ESPU#ES NURIA	3457	0780

Observaciones:
LA DOCUMENTACION CONTRACTUAL Y LA NOTA TECNICA QUE INTEGRAN ESTE PRODUCTO ESTAN REGISTRADOS ANTE LA COMISION NACIONAL DE SEGUROS Y FIANZAS, DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS, 36, 36-A, 36-B Y 36-D DE LA LEY GENERAL DE INSTITUCIONES Y SOCIEDADES MUTUALISTAS DE SEGUROS, BAJO EL REGISTRO NUMERO CNSF-S0043-0124-2010 DE FECHA 20-ENE-10.

Grupo Nacional Provincial, S.A.B.

* El equivalente en M.N. a U.S. DLLS.= Dólares Norteamericanos SMGM= Salario Mínimo General Mensual

AZ45.elx

ASEGURADO

2000

Para mayor información contáctenos: al 5227 9000 para el Distrito Federal, al 01 800 400 9000 para el interior de la República o visite gnp.com.mx

Seguros Atlas.
La empresa a mi medida

PÓLIZA DE TRANSPORTES DE CARGA

Carátula principal

Nombre y domicilio fiscal del asegurado	Vigencia		No.Póliza/endoso
MAXCOM TELECOMUNICACIONES, S A B DE C.V.	De las 12:00 Hrs. del 01/07/2013	Hasta las 12:00 Hrs. del 01/07/2014	D70-2-2-000004174_0000-0-1
			Fecha expedición 02/07/2013

GUILLERMO GONZALEZ CAMARENA 2000
CENTRO DE CIUDAD SANTA FE
ALVARO OBREGON, DISTRITO FEDERAL
MEXICO
CP 01210 RFC MTE960228KT0

Información general

Moneda:	DOLARES	**Forma Pago:**	MENSUAL
Línea:	2 DAÑOS	**Orden:**	
Producto:	2 TRANS CARGA	**Agente:**	7354
Sucursal:	MEXICO	**1er.Recibo:**	951.23
Trámite:	D70-020706-2013	**Recibo Sub:**	870.02

Tipo de Seguro

ANUAL CON DECLARACION AL FINAL

Pronostico Anual de Embarques: 5,000,000.00

Límite Maximo por Embarque: 500,000.00

Duración: 1 año

Coberturas Contratadas

Coberturas	Prima
1500 RIESGOS ORDINARIOS DE TRANSITO	2,191.20
HUELGAS, ALBOROTOS POPULARES, VANDALISMO	291.15
ROBO TOTAL CON VIOLENCIA Y/O ASALTO	409.55
ROBO PARCIAL CON VIOLENCIA Y/O ASALTO	518.35
MOJADURA	1,834.25
OXIDACION	1,834.25
CONTAMINACION POR CONTACTO CON OTRAS CARGAS O MANCHAS	194.10
ROTURA Y/O RAJADURA	1,339.20
MERMA Y/O DERRAME	194.10
MANIOBRAS DE CARGA Y DESCARGA	194.10

Condiciones	Importes	
Forma parte de la presente Póliza:	**Prima Neta:**	9,000.25
• Recibos		
• Esta carátula principal	**Recargo Pago Fracc.:**	0.00
• Las condiciones generales anexas		
• Las condiciones particulares de cada una de las secciones contratadas en esta Póliza		
• Especificaciones anexa		
	Gastos Expedición:	70.00
	IVA:	1,451.24
	Total:	10,521.49

Renueva a: D70 000004158/0-0-1
Claseg: MAXTELD00001
OUAX/004174-7354/04043
Agente: TOURNE ESPUñES NURIA

La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número DVA-S-302/2001

Seguros Atlas, S.A.

F-223/04-2012 Seguros Atlas S.A. | Paseo de los Tamarindos 60 Planta Baja T. (55) 9177-5000 | Col. Bosques de las Lomas www.segurosatlas.com.mx | México D.F. C.P. 05120 segatlas@segurosatlas.com.mx

CHUBB DE MEXICO,
COMPAÑÍA DE SEGUROS S.A. DE C.V.

CARTA COBERTURA

México, D.F., a 30 de Julio de 2013.

Asegurado:
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. / TELEREUNIÓN, S.A. DE C.V.

A quién corresponda:

Por medio de la presente nos es grato otorgar cobertura provisional en la modalidad de póliza de Responsabilidad Civil a partir del 30 de Julio de 2013 a las 12:00 horas del día, a los bienes y riesgos del Asegurado de acuerdo a los términos y condiciones de renovación de la póliza RP974303-2 que han sido negociados a través de Business Class Risk México S. de R.L. de C.V. Sirva la presente como carta cobertura hasta la emisión de la póliza correspondiente o hasta 30 días naturales.

Lo anterior con respaldo bajo el siguiente esquema de coaseguro entre Compañías:

Chubb de México Compañía de Seguros, S.A. de C.V.	**60%**
Zurich Compañía de Seguros S.A. de C.V.	**40%**

Para proceder con la entrega de la póliza, es necesario proporcionar a Chubb de México todos los datos y documentos estipulados en el Artículo 140 de la LGISMS.

De acuerdo a los Artículos 34 y 40 de la LSCS, deberá realizarse el pago de la prima o la primera fracción de ella, dentro de los 30 días naturales siguientes al inicio de vigencia de la presente.

Esperando que lo anterior sea de su conformidad y agradecimiento de antemano su confianza, quedamos a sus órdenes para cualquier duda o aclaración.

Atentamente,

Verenice Mecalco Villa
Subdirectora de Suscripción | CCI | Chubb de México

C.C: Adrián Moya - Zurich
Tourne Espuñes Nuria

"Seguros y Fianzas Más Allá De Sus Expectativas"
AV. Santa Fe 505 Piso 17 Col. Cruz Manca C.P. 05349
Tel.- 5081-5600 e-mail: contacto@chubb.com

CHUBB DE MEXICO,
COMPAÑÍA DE SEGUROS S.A. DE C.V.

CARTA COBERTURA

México, D.F., a 30 de Julio de 2013.

Asegurado:
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. / TELEREUNIÓN, S.A. DE C.V.

A quién corresponda:

Por medio de la presente nos es grato otorgar cobertura provisional en la modalidad de póliza Múltiple Empresarial a partir del 30 de Julio de 2013 a las 12:00 horas del día, a los bienes y riesgos del Asegurado de acuerdo a los términos y condiciones de renovación de la póliza PM974295-2 que han sido negociados a través de Business Class Risk México S. de R.L. de C.V. Sirva la presente como carta cobertura hasta la emisión de la póliza correspondiente o hasta 30 días naturales.

Lo anterior con respaldo bajo el siguiente esquema de coaseguro entre Compañías:

Chubb de México Compañía de Seguros, S.A. de C.V.	**40%**
Zurich Compañía de Seguros S.A. de C.V.	**60%**

Para proceder con la entrega de la póliza, es necesario proporcionar a Chubb de México todos los datos y documentos estipulados en el Artículo 140 de la LGISMS.

De acuerdo a los Artículos 34 y 40 de la LSCS, deberá realizarse el pago de la prima o la primera fracción de ella, dentro de los 30 días naturales siguientes al inicio de vigencia de la presente.

Esperando que lo anterior sea de su conformidad y agradecimiento de antemano su confianza, quedamos a sus órdenes para cualquier duda o aclaración.

Atentamente,

Verenice Mecalco Villa
Subdirectora de Suscripción | CCI | Chubb de México

C.C: Adrián Moya - Zurich
Tourne Espuñes Nuria

"Seguros y Fianzas Más Allá De Sus Expectativas"
AV. Santa Fe 505 Piso 17 Col. Cruz Manca C.P. 05349
Tel.- 5081-5600 e-mail: contacto@chubb.com

CHUBB

SEGURO DE: MULTIPLE EMPRESARIAL

Carátula

Chubb de México, Compañía de Seguros, S.A. de C.V.
Avenida Santa Fe Núm. 505 Piso 17 Colonia Cruz Manca
Delegación. Cuajimalpa de Morelos CP. 05349 México. D.F.
http://www.chubb.com/mexico

Nombre del Asegurado y ubicación del riesgo	Póliza No.	Endoso/serie	Fecha expedición
MAXCOM TELECOMUNICACIONES SAB DE CV VARIAS UBICACIONES EN LA REPUBLICA MEXICANA	PM 974295-2	8	13/AGO/2012
	Moneda: DLS	**Agente**: 96263	**Nombre**: LOCKTON MEXICO, AGENTE DE SEGUROS Y DE FIANZAS, S.A. DE C.V.

Duración	Desde (las 12:00 Hrs.)	Hasta	Forma pago	Importe primer pago	Parcialidades de:
365 Dias	30/JUL/2012	30/JUL/2013	MENSUAL	45,731.99	38,999.82

Prima neta	Recargo por financ.	Gastos expedición	I.V.A.	Total a pagar
405,000.00	4,049.99	200.00	65,480.02	474,730.00

Coberturas	Suma Asegurada	Prima neta
PRIMER RIESGO	55,000,000.00	382,189.72
ROBO	1,000,000.00	9,250.87
PORTADORES EXTERNOS DE DATOS	1,000,000.00	765.93
CRISTALES	32,000.00	496.64
EQUIPO DE CONTRATISTAS	60,000.00	303.72
ROTURA DE MAQUINARIA	8,128,000.00	10,863.60
ANUNCIOS LUMINOSOS	32,000.00	248.52
DINERO Y VALORES	50,000.00	881.00
Total:		405,000.00

Cláusulas y anexos que integran esta póliza

DOMICILIO FISCAL:
GUILLERMO GONZALEZ CAMARENA No 2000 P.H.
CENTRO DE CIUDAD SANTA FE
MEXICO D F
TASA DE FINANCIAMIENTO APLICADA POR PAGO FRACCIONADO: 1.00%
SE SUSCRIBE EN COASEGURO SUSCRITO COMO SIGUE:
ZURICH CIA DE SEGUROS SA: 60%
CHUBB DE MEXICO CIA DE SEGUROS SA DE CV: 40%
ENDOSO PARA MONEDA EXTRANJERA
SEFUN ESPECIFICACION

Representante autorizado de la Compañía

En testimonio de lo cual la Compañía firma en la fecha de expedición, la presente, en la Ciudad de México, D.F.
Chubb de México compañía de Seguros, S.A. de C.V. (en lo sucesivo la Compañía), de acuerdo con las condiciones y cláusulas que integran esta póliza, asegura a favor del Contratante (en lo sucesivo el Asegurado), contra los riesgos señalados en esta carátula.
La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B, y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número PPAQ-S0030-0052-2011 de fecha 22 de Mayo de 2012.

MEXICO Cuenta Local Tipo de Seguro: COASEGURO LIDER Agente

CHUBB

SEGURO DE: RESPONSABILIDAD CIVIL

Carátula

Chubb de México, Compañía de Seguros, S.A. de C.V.
Avenida Santa Fe Núm. 505 Piso 17 Colonia Cruz Manca
Delegación. Cuajimalpa de Morelos CP. 05349 México. D.F.
http://www.chubb.com/mexico

Nombre del Asegurado y ubicación del riesgo	**Póliza No.**	**Endoso/serie**	**Fecha expedición**
MAXCOM TELECOMUNICACIONES SAB DE CV GUILLERMO GONZALEZ CAMARENA 2000 CENTRO DE CIUDAD SANTA FE ALVARO OBREGON 01210 DISTRITO FEDERAL	RP 974303-2	1	10/AGO/2012
	Moneda	**Agente**	**Nombre**
	DLS	96263	LOCKTON MEXICO, AGENTE DE SEGUROS Y DE FIANZAS, S.A. DE C.V.

Duración	**Desde (las 12:00 Hrs.)**	**Hasta**	**Forma pago**	**Importe primer pago**	**Parcialidades de:**
365 Días	30/JUL/2012	30/JUL/2013	MENSUAL	1,262.64	962.96

Prima neta	**Recargo por financ.**	**Gastos expedición**	**I.V.A.**	**Total a pagar**
10,000.00	100.00	120.00	1,635.20	11,855.20

Coberturas	**Suma Asegurada**	**Prima neta**
RESPONSABILIDAD CIVIL GENERAL (COMERCIO E INDUSTRIA)	5,000,000.00	10,000.00
Total:		10,000.00

Cláusulas y anexos que integran esta póliza

TASA DE FINANCIAMIENTO APLICADA POR PAGO FRACCIONADO: 1.00%

SE SUSCRIBE EN COASEGURO SUSCRITO COMO SIGUE:

CHUBB DE MEXICO CIA DE SEGUROS SA DE CV: 60%
ZURICH CIA DE SEGUROA SA: 40%

ENDOSO PARA MONEDA EXTRANJERA

SEGUN ESPECIFICACION

Representante autorizado
de la Compañía

En testimonio de lo cual la Compañía firma en la fecha de expedición, la presente, en la Ciudad de México, D.F.
Chubb de México compañía de Seguros, S.A. de C.V. (en lo sucesivo la Compañía), de acuerdo con las condiciones y cláusulas que integran esta póliza, asegura a favor del Contratante (en lo sucesivo el Asegurado), contra los riesgos señalados en esta carátula.
La documentación contractual y la nota técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B, y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el registro número PPAQ-S0030-0008-2012 de fecha 23/04/2012.

MEXICO Cuenta Local Tipo de Seguro: COASEGURO LIDER Agente

Quálitas
Compañía de Seguros

POLIZA DE SEGURO DE AUTOMOVILES

POLIZA	ENDOSO	INCISO
0830125913	000000	0000

INFORMACION DEL ASEGURADO

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. RENUEVA A:
DOMICILIO GUILLERMO GONZALEZ CAMARENA No.Ext. 2000 No.Int. CENTRO CD. SANTA FE
C.P. 01210 MEXICO, DISTRITO FEDERAL R.F.C. MTE-960228-KT0

DESCRIPCION DEL VEHICULO ASEGURADO

ESTA POLIZA AMPARA 167 INCISOS.
SEGUN ESPECIFICACION ADJUNTA
NO.ECO.

VIGENCIA:	PLAZO PAGO	F. VENC. PAGO	MOVIMIENTO	USO	SERVICIO
DESDE LAS 12:00 P.M. DEL 01/ENE/2012 HASTA LAS 12:00 P.M. DEL 01/ENE/2013			ALTA		

COBERTURAS CONTRATADAS	SUMA ASEGURADA	DEDUCIBLE	$ PRIMAS
SEGUN ESPECIFICACION	SEGUN ESPECIFICACION		

TEXTOS AUTORIZADOS 04046 CONSENTIMIENTO-AVISO DE PRIVACIDAD.

OFICINA DE SERVICIO

AGENTE NURIA TOURNE ESPU&ES
NUMERO 17431 TELEFONO
OFICINA QUERETARO QUERETARO
DOMICILIO BLVD. CIRCUITO VIAL CENTRO SUR #77 C.P. 76090
COL. COLINA DEL CIMATARIO — REPORTE DE SINIESTROS —
TELEFONO (442) 500 0100 LOCAL
FAX NACIONAL 01-800-288-6700, 01-800-800-2880

FORMA DE PAGO: MENSUAL PAGO INICIAL : $ 115,398.39
PAGOS SUBSEC.: $ 66,968.35

MONEDA PESOS

PRIMA NETA	659,786.73
TASA FINANCIAMIENTO POR PAGO FRACCIONADO	32,989.34
GTOS. EXPEDICION POL.	41,750.00
SUBTOTAL	734,526.07
I.V.A. 16 %	117,524.17
IMPORTE TOTAL.	**852,050.24**

CONDICIONES VIGENTES: (QJ/01 0511-FA)
TARIFA APLICADA: 11093240

Quálitas Compañía de Seguros, S.A.B de C.V. (en lo sucesivo La Compañía), asegura de acuerdo a las Condiciones Generales y Especiales de esta Póliza, el vehículo asegurado contra pérdidas o daños causados por cualquiera de los Riesgos que se enumeran y que El Asegurado haya contratado, en testimonio de lo cual, La Compañía firma la presente.

La documentación contractual y la Nota Técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el Registro número CNSF-S0046-0096-2011 de fecha 18 de febrero de 2011

QUERETARO, QRO.
A 13 DE DICIEMBRE DE 2011

JUAN JOSE RODRIGUEZ TELLEZ
FIRMA Y NOMBRE DEL FUNCIONARIO AUTORIZADO

Artículo 25 de la ley sobre el Contrato de Seguro. "Si el contenido de la póliza o sus modificaciones no concordaren con la oferta, el Asegurado podrá pedir la rectificación correspond... dentro de los treinta (30) días que sigan al día en que reciba su póliza, transcurrido ese plazo se considerarán aceptadas las estipulaciones de la póliza o de sus m...aciones."

Quálitas Compañía de Seguros, S.A.B. de C.V. | José Ma. Castorena No. 426 Col. San José de los Cedros, Cuajimalpa 05200 México, D.F.
Tel. 5481 8500 | 5002 5500 Fax: 5481 8550 | 5002 5550 Reporte de Siniestros 01800 800 2880 | 01800 288 6700 Centro de Contacto Quálitas 01800 800 2021

Quálitas
Compañía de Seguros

POLIZA DE SEGURO DE AUTOMOVILES

POLIZA	ENDOSO	INCISO
0830125879	000000	0000

INFORMACION DEL ASEGURADO

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. RENUEVA A: 0830108360
DOMICILIO GUILLERMO GONZALEZ CAMARENA No.Ext. 2000 No.Int. CENTRO CD. SANTA FE
C.P. 01210 MEXICO, DISTRITO FEDERAL R.F.C. MTE-960228-KT0

DESCRIPCION DEL VEHICULO ASEGURADO

ESTA POLIZA AMPARA 20 INCISOS.
SEGUN ESPECIFICACION ADJUNTA
NO.ECO.

VIGENCIA:	PLAZO PAGO	F. VENC. PAGO	MOVIMIENTO	USO	SERVICIO
DESDE LAS 12:00 P.M. DEL 01/ENE/2012 HASTA LAS 12:00 P.M. DEL 01/ENE/2013			ALTA		

COBERTURAS CONTRATADAS	SUMA ASEGURADA	DEDUCIBLE	$ PRIMAS
SEGUN ESPECIFICACION	SEGUN ESPECIFICACION		

TEXTOS AUTORIZADOS 04046 CONSENTIMIENTO-AVISO DE PRIVACIDAD.

OFICINA DE SERVICIO

AGENTE NURIA TOURNE ESPU&ES
NUMERO 17431 TELEFONO
OFICINA QUERETARO QUERETARO
DOMICILIO BLVD. CIRCUITO VIAL CENTRO SUR #77 C.P. 76090
COL. COLINA DEL CIMATARIO ------- REPORTE DE SINIESTROS ------
TELEFONO (442) 500 0100 LOCAL
FAX NACIONAL 01-800-288-6700, 01-800-800-2880

FORMA DE PAGO: MENSUAL
PAGO INICIAL : $ 18,874.47
PAGOS SUBSEC.: $ 13,074.44

MONEDA PESOS

PRIMA NETA	128,812.24
TASA FINANCIAMIENTO POR PAGO FRACCIONADO	6,440.61
GTOS. EXPEDICION POL.	5,000.00
SUBTOTAL	140,252.85
I.V.A. 16 %	22,440.46
IMPORTE TOTAL.	**162,693.31**

CONDICIONES VIGENTES: (QJ/01 0511-FA)
TARIFA APLICADA: 11093240

Quálitas Compañía de Seguros, S.A.B de C.V. (en lo sucesivo La Compañía), asegura de acuerdo a las Condiciones Generales y Especiales de esta Póliza, el vehículo asegurado contra pérdidas o daños causados por cualquiera de los Riesgos que se enumeran y que El Asegurado haya contratado, en testimonio de lo cual, La Compañía firma la presente.

La documentación contractual y la Nota Técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el Registro número CNSF-S0046-0096-2011 de fecha 18 de febrero de 2011

QUERETARO, QRO.
A 12 DE DICIEMBRE DE 2011

JUAN JOSE RODRIGUEZ TELLEZ
FIRMA Y NOMBRE DEL FUNCIONARIO AUTORIZADO

Artículo 25 de la ley sobre el Contrato de Seguro. "Si el contenido de la póliza o sus modificaciones no concordaren con la oferta, el Asegurado podrá pedir la rectificación correspondi[illegible] dentro de los treinta (30) días que sigan al día en que reciba su póliza, transcurrido ese plazo se considerarán aceptadas las estipulaciones de la póliza o de sus m[illegible]aciones."

Quálitas Compañía de Seguros, S.A.B. de C.V. | José Ma. Castorena No. 426 Col. San José de los Cedros, Cuajimalpa 05200 México, D.F.
Tel. 5481 8500 | 5002 5500 Fax: 5481 8550 | 5002 5550 Reporte de Siniestros 01800 800 2880 | 01800 288 6700 Centro de Contacto Quálitas 01800 800 2021

Quálitas
Compañía de Seguros

CERTIFICADO DE IDENTIFICACION

POLIZA	ENDOSO	INCISO
0830125882	000000	0001

INFORMACION DEL ASEGURADO

TELEREUNION S.A. DE C.V RENUEVA A: 0830108364
DOMICILIO FRANCISCO I ROCHA No.443 No.Ext. No.Int. SAN JERONIMO
C.P. 64640 MONTERREY, NUEVO LEON R.F.C. TEL-970716-TE9

DESCRIPCION DEL VEHICULO ASEGURADO

09540 CHRYSLER ATOS. STD.
AUTOMOVILES IMPORT MODELO 2005 COLOR OCUP. 05 PLACAS SET5339
SERIE 5M483806 MOTOR REPUVE NO.ECO.

VIGENCIA:		PLAZO PAGO	F. VENC. PAGO	MOVIMIENTO	USO	SERVICIO
DESDE LAS 12:00 P.M. DEL	01/ENE/2012	30 dias	31/ENE/2012	ALTA	NORMAL	PARTICULAR
HASTA LAS 12:00 P.M. DEL	01/ENE/2013					

COBERTURAS CONTRATADAS	SUMA ASEGURADA	DEDUCIBLE	$ PRIMAS
1. DANOS MATERIALES	$ 27,900	5 %	2,543.10
2. ROBO TOTAL	$ 27,900	10 %	247.04
3. RESPONSABILIDAD CIVIL	$ 1,000,000 POR EVENTO		906.1
3.11 RC DANOS A TERCEROS EN EUA	$ 1,200,000		
4. GASTOS MEDICOS OCUPANTES	$ 150,000 POR EVENTO		211.49
7. GASTOS LEGALES	AMPARADO		310.85
15. ASISTENCIA VIAL	AMPARADO		260.71

Para los servicios de Asistencia Vial marque en el D.F. y Area Metropolitana al 3300 4534 y en el interior de la Republica al 01 800 253 0553

TEXTOS AUTORIZADOS 04046 CONSENTIMIENTO-AVISO DE PRIVACIDAD.

OFICINA DE SERVICIO

AGENTE NURIA TOURNE ESPU&ES
NUMERO 17431 TELEFONO
OFICINA QUERETARO QUERETARO
DOMICILIO BLVD. CIRCUITO VIAL CENTRO SUR #77 C.P. 76090
COL. COLINA DEL CIMATARIO ------- REPORTE DE SINIESTROS ------
TELEFONO (442) 500 0100 LOCAL
FAX NACIONAL 01-800-288-6700, 01-800-800-2880

FORMA DE PAGO: MENSUAL PAGO INICIAL : $ 633.41
PAGOS SUBSEC.: $ 343.31

MONEDA PESOS

PRIMA NETA	3,382.48
TASA FINANCIAMIENTO POR PAGO FRACCIONADO	169.13
GTOS. EXPEDICION POL.	250.00
SUBTOTAL	3,801.61
I.V.A. 16 %	608.26
IMPORTE TOTAL.	**4,409.86**

CONDICIONES VIGENTES: (QJ/01 0511-FA)
TARIFA APLICADA: 11093240

Quálitas Compañía de Seguros, S.A.B de C.V. (en lo sucesivo La Compañía), asegura de acuerdo a las Condiciones Generales y Especiales de esta Póliza, el vehículo asegurado contra pérdidas o daños causados por cualquiera de los Riesgos que se enumeran y que El Asegurado haya contratado, en testimonio de lo cual, La Compañía firma la presente.

La documentación contractual y la Nota Técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el Registro número CNSF-S0046-0096-2011 de fecha 18 de febrero de 2011

QUERETARO, QRO.
A 12 DE DICIEMBRE DE 2011

JUAN JOSE RODRIGUEZ TELLEZ
FIRMA Y NOMBRE DEL FUNCIONARIO AUTORIZADO

Artículo 25 de la ley sobre el Contrato de Seguro. "Si el contenido de la póliza o sus modificaciones no concordaren con la oferta, el Asegurado podrá pedir la rectificación correspon[illegible] dentro de los treinta (30) días que sigan al día en que reciba su póliza, transcurrido ese plazo se considerarán aceptadas las estipulaciones de la póliza o de sus m[illegible]icaciones."

Quálitas Compañía de Seguros, S.A.B. de C.V. | José Ma. Castorena No. 426 Col. San José de los Cedros, Cuajimalpa 05200 México, D.F.
Tel. 5481 8500 | 5002 5500 Fax: 5481 8550 | 5002 5550 Reporte de Siniestros 01800 800 2880 | 01800 288 6700 Centro de Contacto Quálitas 01800 800 2021

Quálitas
Compañía de Seguros

POLIZA DE SEGURO DE AUTOMOVILES

POLIZA	ENDOSO	INCISO
0830125915	000000	0000

INFORMACION DEL ASEGURADO

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. RENUEVA A:
DOMICILIO GUILLERMO GONZALEZ CAMARENA No.Ext. 2000 No.Int. CENTRO CD. SANTA FE
C.P. 01210 MEXICO, DISTRITO FEDERAL R.F.C. MTE-960228-KT0

DESCRIPCION DEL VEHICULO ASEGURADO

ESTA POLIZA AMPARA 217 INCISOS.
SEGUN ESPECIFICACION ADJUNTA
NO.ECO.

VIGENCIA:		PLAZO PAGO	F. VENC. PAGO	MOVIMIENTO	USO	SERVICIO
DESDE LAS 12:00 P.M. DEL	01/ENE/2012			ALTA		
HASTA LAS 12:00 P.M. DEL	01/ENE/2013					

COBERTURAS CONTRATADAS	SUMA ASEGURADA	DEDUCIBLE	$ PRIMAS
SEGUN ESPECIFICACION	SEGUN ESPECIFICACION		

TEXTOS AUTORIZADOS 04046 CONSENTIMIENTO-AVISO DE PRIVACIDAD.

OFICINA DE SERVICIO

AGENTE NURIA TOURNE ESPU&ES
NUMERO 17431 TELEFONO
OFICINA QUERETARO QUERETARO
DOMICILIO BLVD. CIRCUITO VIAL CENTRO SUR #77 C.P. 76090
COL. COLINA DEL CIMATARIO ------- REPORTE DE SINIESTROS ------
TELEFONO (442) 500 0100 LOCAL
FAX NACIONAL 01-800-288-6700, 01-800-800-2880

FORMA DE PAGO: MENSUAL — PAGO INICIAL : $ 162,485.06 — PAGOS SUBSEC.: $ 99,555.12

MONEDA	PESOS
PRIMA NETA	980,838.57
TASA FINANCIAMIENTO POR PAGO FRACCIONADO	49,041.93
GTOS. EXPEDICION POL.	54,250.00
SUBTOTAL	1,084,130.50
I.V.A. 16 %	173,460.88
IMPORTE TOTAL.	**1,257,591.38**

CONDICIONES VIGENTES: (QJ/01 0611-DC)
TARIFA APLICADA: 11093240

Quálitas Compañía de Seguros, S.A.B de C.V. (en lo sucesivo La Compañía), asegura de acuerdo a las Condiciones Generales y Especiales de esta Póliza, el vehículo asegurado contra pérdidas o daños causados por cualquiera de los Riesgos que se enumeran y que El Asegurado haya contratado, en testimonio de lo cual, La Compañía firma la presente.

La documentación contractual y la Nota Técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el Registro número CNSF-S0046-0105-2011 de fecha 24 de febrero de 2011

QUERETARO, QRO.
A 13 DE DICIEMBRE DE 2011

JUAN JOSE RODRIGUEZ TELLEZ
FIRMA Y NOMBRE DEL FUNCIONARIO AUTORIZADO

Artículo 25 de la ley sobre el Contrato de Seguro. "Si el contenido de la póliza o sus modificaciones no concordaren con la oferta, el Asegurado podrá pedir la rectificación correspondiente dentro de los treinta (30) días que sigan al día en que reciba su póliza, transcurrido ese plazo se considerarán aceptadas las estipulaciones de la póliza o de sus modificaciones."

Quálitas Compañía de Seguros, S.A.B. de C.V. | José Ma. Castorena No. 426 Col. San José de los Cedros, Cuajimalpa 05200 México, D.F.
Tel. 5481 8500 | 5002 5500 Fax: 5481 8550 | 5002 5550 Reporte de Siniestros 01800 800 2880 | 01800 288 6700 Centro de Contacto Quálitas 01800 800 2021

Quálitas
Compañía de Seguros

POLIZA DE SEGURO DE AUTOMOVILES

POLIZA	ENDOSO	INCISO
0830125883	000000	0001

INFORMACION DEL ASEGURADO

TELEREUNION S.A. DE C.V — RENUEVA A: 0830108365
DOMICILIO FRANCISCO I ROCHA No.443 No.Ext. No.Int. SAN JERONIMO
C.P. 64640 MONTERREY, NUEVO LEON R.F.C. TEL-970716-TE9

DESCRIPCION DEL VEHICULO ASEGURADO

10255 CHRYSLER RAM 1500 PICK-UP ST. AUT.
TIPO CAMIONES-PANEL MODELO 2004 COLOR OCUP. 02 PLACAS RA21769
SERIE 1D7HA16K34J194074 MOTOR REPUVE NO.ECO.
TIPO DE CARGA "A" NO PELIGROSA : VARIOS

VIGENCIA	PLAZO PAGO	F. VENC. PAGO	MOVIMIENTO	USO	SERVICIO
DESDE LAS 12:00 P.M. DEL 01/ENE/2012 HASTA LAS 12:00 P.M. DEL 01/ENE/2013	30 días	31/ENE/2012	ALTA	CARGA	PARTICULAR

COBERTURAS CONTRATADAS	SUMA ASEGURADA	DEDUCIBLE	$ PRIMAS
1. DANOS MATERIALES	$ 56,700	5 %	2,597.25
2. ROBO TOTAL	$ 56,700	10 %	478.09
3. RESPONSABILIDAD CIVIL	$ 1,000,000 POR EVENTO		1,610.58
3.4 DANOS POR LA CARGA	AMPARADO		
4. GASTOS MEDICOS OCUPANTES	$ 90,000 POR EVENTO		186.67
7. GASTOS LEGALES	AMPARADO		310.85
15. ASISTENCIA VIAL	AMPARADO		260.71

Para los servicios de Asistencia Vial marque en el D.F. y Area Metropolitana al 3300 4534 y en el interior de la Republica al 01 800 253 0553

TEXTOS AUTORIZADOS 554 DA&OS POR LA CARGA 04046 CONSENTIMIENTO-AVISO DE PRIVACIDAD.

OFICINA DE SERVICIO

AGENTE NURIA TOURNE ESPU&ES
NUMERO 17431 TELEFONO
OFICINA QUERETARO QUERETARO
DOMICILIO BLVD. CIRCUITO VIAL CENTRO SUR #77 C.P. 76090
COL. COLINA DEL CIMATARIO ------- REPORTE DE SINIESTROS ------
TELEFONO (442) 500 0100 LOCAL
FAX NACIONAL 01-800-288-6700, 01-800-800-2880

FORMA DE PAGO: MENSUAL — PAGO INICIAL : $ 705.79 — PAGOS SUBSEC.: $ 415.79

MONEDA	PESOS
PRIMA NETA	4,096.46
TASA FINANCIAMIENTO POR PAGO FRACCIONADO	204.82
GTOS. EXPEDICION POL.	250.00
SUBTOTAL	4,551.28
I.V.A. 16 %	728.20
IMPORTE TOTAL.	**5,279.48**

CONDICIONES VIGENTES: (QJ/01 0611-DC)
TARIFA APLICADA: 11093240

Quálitas Compañía de Seguros, S.A.B de C.V. (en lo sucesivo La Compañía), asegura de acuerdo a las Condiciones Generales y Especiales de esta Póliza, el vehículo asegurado contra pérdidas o daños causados por cualquiera de los Riesgos que se enumeran y que El Asegurado haya contratado, en testimonio de lo cual, La Compañía firma la presente.

La documentación contractual y la Nota Técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el Registro número CNSF-S0046-0105-2011 de fecha 24 de febrero de 2011

QUERETARO, QRO.
A 12 DE DICIEMBRE DE 2011

JUAN JOSE RODRIGUEZ TELLEZ
FIRMA Y NOMBRE DEL FUNCIONARIO AUTORIZADO

Artículo 25 de la ley sobre el Contrato de Seguro. "Si el contenido de la póliza o sus modificaciones no concordaren con la oferta, el Asegurado podrá pedir la rectificación correspondiente dentro de los treinta (30) días que sigan al día en que reciba su póliza, transcurrido este plazo se considerarán aceptadas las estipulaciones de la póliza o de sus modificaciones."

Quálitas Compañía de Seguros, S.A.B. de C.V. | José Ma. Castorena No. 426 Col. San José de los Cedros, Cuajimalpa 05200 México, D.F.
Tel. 5481 8500 | 5002 5500 Fax: 5481 8550 | 5002 5550 Reporte de Siniestros 01800 800 2880 | 01800 288 6700 Centro de Contacto Quálitas 01800 800 2021

Quálitas
Compañía de Seguros

POLIZA DE SEGURO DE AUTOMOVILES

POLIZA	ENDOSO	INCISO
0830125881	000000	0000

INFORMACION DEL ASEGURADO

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. RENUEVA A: 0830108362
DOMICILIO GUILLERMO GONZALEZ CAMARENA No.Ext. 2000 No.Int. CENTRO CD. SANTA FE
C.P. 01210 MEXICO, DISTRITO FEDERAL R.F.C. MTE-960228-KT0

DESCRIPCION DEL VEHICULO ASEGURADO

ESTA POLIZA AMPARA 16 INCISOS.
SEGUN ESPECIFICACION ADJUNTA
NO.ECO.

VIGENCIA:		PLAZO PAGO	F. VENC. PAGO	MOVIMIENTO	USO	SERVICIO
DESDE LAS 12:00 P.M. DEL	01/ENE/2012			ALTA		
HASTA LAS 12:00 P.M. DEL	01/ENE/2013					

COBERTURAS CONTRATADAS	SUMA ASEGURADA	DEDUCIBLE	$ PRIMAS
SEGUN ESPECIFICACION	SEGUN ESPECIFICACION		

TEXTOS AUTORIZADOS 04046 CONSENTIMIENTO-AVISO DE PRIVACIDAD.

OFICINA DE SERVICIO

AGENTE NURIA TOURNE ESPU&ES
NUMERO 17431 TELEFONO
OFICINA QUERETARO QUERETARO
DOMICILIO BLVD. CIRCUITO VIAL CENTRO SUR #77 C.P. 76090
COL. COLINA DEL CIMATARIO ------- REPORTE DE SINIESTROS ------
TELEFONO (442) 500 0100 LOCAL
FAX NACIONAL 01-800-288-6700, 01-800-800-2880

FORMA DE PAGO: MENSUAL PAGO INICIAL : $ 11,126.13
PAGOS SUBSEC.: $ 6,486.09

MONEDA PESOS

PRIMA NETA	63,902.40
TASA FINANCIAMIENTO POR PAGO FRACCIONADO	3,195.12
GTOS. EXPEDICION POL.	4,000.00
SUBTOTAL	71,097.52
I.V.A. 16 %	11,375.60
IMPORTE TOTAL.	**82,473.12**

CONDICIONES VIGENTES: (QJ/06 0611-MC)
TARIFA APLICADA: 11093240

Quálitas Compañía de Seguros, S.A.B de C.V. (en lo sucesivo La Compañía), asegura de acuerdo a las Condiciones Generales y Especiales de esta Póliza, el vehículo asegurado contra pérdidas o daños causados por cualquiera de los Riesgos que se enumeran y que El Asegurado haya contratado, en testimonio de lo cual, La Compañía firma la presente.

La documentación contractual y la Nota Técnica que integran este producto, están registrados ante la Comisión Nacional de Seguros y Fianzas, de conformidad con lo dispuesto por los artículos 36, 36-A, 36-B y 36-D de la Ley General de Instituciones y Sociedades Mutualistas de Seguros, bajo el Registro número CNSF-S0046-945-2010 de fecha 15 de diciembre de 2010

QUERETARO, QRO.
A 12 DE DICIEMBRE DE 2011

JUAN JOSE RODRIGUEZ TELLEZ
FIRMA Y NOMBRE DEL FUNCIONARIO AUTORIZADO

Artículo 25 de la ley sobre el Contrato de Seguro. "Si el contenido de la póliza o sus modificaciones no concordaren con la oferta, el Asegurado podrá pedir la rectificación correspondiente dentro de los treinta (30) días que sigan al día en que reciba su póliza, transcurrido ese plazo se considerarán aceptadas las estipulaciones de la póliza o de sus modificaciones."

Quálitas Compañía de Seguros, S.A.B. de C.V. | José Ma. Castorena No. 426 Col. San José de los Cedros, Cuajimalpa 05200 México, D.F.
Tel. 5481 8500 | 5002 5500 Fax: 5481 8550 | 5002 5550 Reporte de Siniestros 01800 800 2880 | 01800 288 6700 Centro de Contacto Quálitas 01800 800 2021

Bank	Bank Account No	Account Type	Location	Currency
Maxcom Telecomunicaciones S.A.B. de C.V.				
BBVA Bancomer	451099809	Collection	Mexico	MXN
BBVA Bancomer	451099817	Collection	Mexico	MXN
HSBC	4014175848	Collection	Mexico	MXN
HSBC	4020442034	Collection	Mexico	MXN
HSBC	4055969851	Collection	Mexico	MXN
Banamex	4174955	Collection	Mexico	MXN
Banamex	4174963	Collection	Mexico	MXN
Banamex	8771	Collection	Mexico	MXN
Santander	65501528477	Collection	Mexico	MXN
Santander	65501607860	Collection	Mexico	MXN
Banorte	192174556	Collection	Mexico	MXN
Banorte	179344051	Collection	Mexico	USD
Santander	65501528463	Concentration	Mexico	MXN
Bank of America	10808013	Concentration	Mexico	MXN
Bank of America	10808021	Concentration	Mexico	MXN
Banorte	647462669	Concentration	Mexico	MXN
Bank of America	6290927058	Concentration	USA	USD
Banorte	625631342	Concentration	Mexico	USD
Santander	82500250937	Concentration	USA	USD
IXE	14438	Investment	Mexico	MXN
Santander	65501528463	Investment	Mexico	MXN
Banamex	74112898	Investment	Mexico	MXN
Smith Barney	39537880	Investment	Mexico	USD
UBS	R2-67221	Investment	Mexico	USD
Maxcom Servicios Administrativos S.A. de C.V.				
Santander	65501528429	Operating	Mexico	MXN
Bank of America	12633020	Operating	Mexico	MXN
Bank of America	12633012	Operating	Mexico	MXN
Banorte	505201511	Operating	Mexico	MXN
Bank of America	1257365386	U.S.	USA	USD
Corporativo en Telecomunicaciones S.A. de C.V.				
Santander	65501528432	Operating	Mexico	MXN
Bank of America	12629029	Operating	Mexico	MXN
Bank of America	12629011	Operating	Mexico	MXN
Banorte	505201575	Operating	Mexico	MXN
Bank of America	1257365381	U.S.	USA	USD
Servicios MSF S.A. de C.V.

Banorte	804390770	Operating	Mexico	MXN
Santander	65503102084	Operating	Mexico	MXN
Bank of America	1257365503	U.S.	USA	USD
Asesores Telcoop S.A. de C.V.				
Bank of America	13262018	Operating	Mexico	MXN
Banorte	647462632	Operating	Mexico	MXN
Bank of America	1257365367	U.S.	USA	USD
Outsourcing Operadora de Personal S.A. de C.V.				
Bank of America	12632022	Operating	Mexico	MXN
Bank of America	12632014	Operating	Mexico	MXN
Santander	65501779508	Operating	Mexico	MXN
Banorte	505201502	Operating	Mexico	MXN
Bank of America	1257365409	U.S.	USA	USD
Maxcom SF S.A. de C.V.				
Bank of America	12631016	Operating	Mexico	MXN
Santander	65501724665	Operating	Mexico	MXN
Bank of America	1257365404	U.S.	USA	USD
TECBTC Estrategias de Promoción S.A. de C.V.				
Bank of America	12630018	Operating	Mexico	MXN
Santander	65502165717	Operating	Mexico	MXN
Banorte	517953381	Operating	Mexico	MXN
Bank of America	1257365423	U.S.	USA	USD
Telereunión S.A. de C.V.				
Bank of America	12752010	Operating	Mexico	MXN
Santander	65501939845	Operating	Mexico	MXN
Bank of America	06290827360	Operating	USA	USD
Maxcom USA, Inc.				
Bank of America	1257365362	U.S.	USA	USD
Celmax Móvil, S.A. de C.V.				
Bank of America	1257365480	U.S.	USA	USD
Maxcom TV, S.A. de C.V.				
Bank of America	1257365485	U.S.	USA	USD
Sierra Comunicaciones Globales, S.A. de C.V.				
Bank of America	1257365508	U.S.	USA	USD
Telscape de México, S.A. de C.V.				
Bank of America	1257365527	U.S.	USA	USD
Sierra USA Communications Inc.				
Bank of America	1257365522	U.S.	USA	USD

Cash Management System

Maxcom Telecomunicaciones, S.A.B. de C.V.
12 Collection Accounts
1 U.S. Account
Maxcom Telecomunicaciones, S.A.B. de C.V.
7 Concentration Accounts
Maxcom Telecomunicaciones, S.A.B. de C.V.
5 Investment Accounts (Intraday)
Suppliers
Servicios MSF, S.A. de C.V.
2 Operating Accounts
1 U.S. Account
TECBTC Estrategias de Promocion, S.A. de C.V.
3 Operating Accounts
1 U.S. Account
Maxcom Servicios Administrativos, S.A. de C.V.
4 Operating Accounts
1 U.S. Account
Telereunión, S.A. de C.V.
3 Operating Accounts
1 U.S. Account
Asesores Telcoop, S.A. de C.V.
2 Operating Accounts
1 U.S. Account
Corporativo en Telecomunicaciones, S.A. de C.V.
4 Operating Accounts
1 U.S. Account
Maxcom SF, S.A. de C.V.
2 Operating Accounts
1 U.S. Account
Outsourcing Operadora de Personal, S.A. de C.V.
4 Operating Accounts
1 U.S. Account
Maxcom U.S.A., Inc.
Celmax Móvil, S.A. de C.V.
Maxcom TV, S.A. de C.V.
Sierra Communications USA, Inc.
Telscape de México, S.A. de C.V.
Sierra Comunicaciones Globales, S.A. de C.V.
6 U.S. Accounts (one per Debtor)
Transfer for expenses and investment
Administrative personnel services (plus interest) and infrastructure lease payments
Working capital loan payments (plus interest) and billing system fees
Intercompany transactions, and funding for expenses, management fees and payroll

In re Maxcom Telecomunicaciones, S.A.B. de C.V.
Debtor

Case No. 13-11839
Reporting Period: As of August 9, 2013

UTILITY ESCROW ACCOUNT INFORMATION

Bank Name: Banco Santander (México) S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
Bank Address: Vasco de Quiroga 3900, Corporativo Diamante Santa Fe Piso 18 A, Col. Lomas de Santa Fe, México D.F.
Account Number 014 180 82500250937 3
Account Name: Maxcom Telecomunicaciones SAB de CV
Account Balance USD: 165,249.68
For US wires:
Intermediary Bank: JP Morgan Chase Bank, New York, USA
RTN/ABA: 021000021
Account number: 400047144
SWIFT: BMSXMXMM

In re Maxcom Telecomunicaciones, S.A.B. de C.V.
Debtor

Case No. 13-11839
Reporting Period: As of August 9, 2013

SCHEDULE OF RETAINERS PAID TO PROFESSIONALS
(This schedule is to include each Professional paid a retainer[1])

Professional	Name of Debtor Payor	Retainer Amount	Amount Applied to Date	Balance
Kirkland & Ellis LLP	Maxcom Telecomunicaciones, S.A.B. de C.V.	$300,000.00	$198,723.60	$101,276.40
Pachulski Stang Ziehl & Jones LLP	Maxcom Telecomunicaciones, S.A.B. de C.V.	$75,000.00	$0.00	$75,000.00
GCG, Inc.	Maxcom Telecomunicaciones, S.A.B. de C.V.	$135,000.00	$110,431.20	$24,568.80

1 Identify all Evergreen Retainers